March 13, 2009

Via IDEA

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Eagle Bulk Shipping Inc. Form 10-K for the year ended December 31, 2007 Filed February 29, 2008 File No. 1-33831

Dear Ms. Cvrkel:

On behalf of Eagle Bulk Shipping Inc. (the “Company”), we hereby submit the Company’s response to your comment letter dated January 26, 2009 (the “Comment Letter”), with respect to the Company’s annual report for the period ended December 31, 2007 (the “2007 Annual Report”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 29, 2008.  By way of background, the Staff of the Commission (the “Staff”) provided initial comments to the 2007 Annual Report and to reports on Form 10-Q and its proxy statement relating to its annual meeting of shareholders on November 7, 2008 and April 10, 2008, respectively, by letter dated December 1, 2008.  The Company responded to the Staff’s December 1, 2008 comments by letter dated January 12, 2009. The Comment Letter provided one additional comment to the Company’s 2007 Annual Report.  The Company’s response to the Staff’s comment is set forth below.

Note 10. Non-cash Compensation Note

1.
We note your response to our prior comment number 4 but continue to believe that the disclosures included in Note 10 to your financial statements should be expanded in future filings given the materiality of the non-cash compensation charges recognized in the Company’s financial statements in connection with the profit interests in Eagle Ventures LLC held by certain members of the Company’s management.  As requested in our prior comment, please expand the notes to your financial statements in future filings to explain in further detail how you calculated or determined the amount of compensation expense recognized in your financial statements in connection with these profit interests during the periods presented in your financial statements.  The disclosures provided in the notes to your financial statements should be in a level of detail consistent with your response to our prior comment.

Ms. Linda Cvrkel
Securities and Exchange Commission
March 13, 2009

The Company supplementally advises the Staff that it filed its annual report on Form 10-K for the year ended December 31, 2008 (“2008 Annual Report”), with the Commission on March 2, 2009.  In accordance with the Commission’s January 26, 2009 Comment Letter, the Company included in Note 10 to its consolidated financial statements included in the 2008 Annual Report the additional disclosure regarding the compensation charge related to profits interests awarded to members of the Company’s management by Eagle Ventures LLC that was set forth in the Company’s January 12, 2009 response letter.

* * * *

We trust that the information provided in this letter addresses the Staff’s remaining comment.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours, SEWARD & KISSEL LLP
By: /s/ Gary J. Wolfe
Gary J. Wolfe

Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, NY 10022

March 13, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Eagle Bulk Shipping Inc.

By:/s/  Alan Ginsberg
Name:  Alan Ginsberg
Title:     Chief Financial Officer
SK 25083 0001 973479